May 1, 2025

James L. Eccher
Chief Executive Officer
Old Second Bancorp, Inc.
37 South River Street
Aurora, Illinois 60507

       Re: Old Second Bancorp, Inc.
           Registration Statement on Form S-4
           Filed April 23, 2025
           File No. 333-286687
Dear James L. Eccher:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Brittany M. McIntosh, Esq.